Filed Pursuant to Rule 424(b)(3)
Registration No. 333-259706

Supplement No. 7

(To Prospectus dated October 5, 2021)

ReNew Energy Global Plc

PRIMARY OFFERING OF

20,226,773 CLASS A ORDINARY SHARES

SECONDARY OFFERING OF

271,479,759 CLASS A ORDINARY SHARES,

118,363,766 CLASS C ORDINARY SHARES,

7,026,807 WARRANTS TO PURCHASE CLASS A ORDINARY SHARES, AND

7,671,581 CLASS A ORDINARY SHARES UNDERLYING WARRANTS

This prospectus supplement updates and amends certain information contained in the prospectus dated October 5, 2021, or the “Prospectus”, covering the issuance from time to time by ReNew Energy Global plc, a public limited company organized under the laws of England  & Wales, or “we”, “our”, the “Company”, of up to 20,226,773 Class A Ordinary Shares, nominal value of $0.0001, or the “Class A Ordinary Shares,” including 7,026,807 Class  A Ordinary Shares issuable upon the exercise of Warrants that are held by RMG Sponsor II, LLC, or “RMG Sponsor II”, or “Private Warrants” and 11,499,966 Class  A Ordinary Shares issuable upon the exercise of Warrants held by the public warrant holders, or “Public Warrants”. The Prospectus also relates to the resale, from time to time, by the selling securityholders named therein, or the “Selling Securityholders”, or their pledgees, donees, transferees, or other successors in interest, of (a) up to 271,479,759 Class A Ordinary Shares, (b) up to 7,026,807 Private Warrants; (c)  up to 118,363,766 class C ordinary shares having a nominal value of $0.0001 per share, or “Class C Ordinary Shares”, and (d) up to 7,671,581 Class  A Ordinary Shares issuable upon exercises of the Private Warrants. You should read this supplement no. 7 in conjunction with the Prospectus. This prospectus supplement is not complete without, and may not be utilized except in connection with, the Prospectus, including any amendments or supplements thereto.

Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 7 of the Prospectus and other risk factors contained in the documents incorporated by reference therein for a discussion of information that should be considered in connection with an investment in our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is February 25, 2022

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2022

Commission File Number: 001-40752

RENEW ENERGY GLOBAL PLC

(Translation of registrant’s name into English)

C/O Vistra (UK) Ltd 3rd Floor

11-12 St James’s Square London SW1Y 4LB

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Other Events

Amendments to the Nomination Committee Charter

On February 22, 2022, the Board of Directors (the “Board”) of ReNew Energy Global plc (“ReNew”) approved the amendments to its Nomination Committee Charter. The Nominations Committee has been renamed as the Nominations and Board Governance Committee and the scope of the charter has been expanded to cover certain governance matters such as, (i) annually reviewing the board committee structure and recommending to the Board for its approval, directors to serve as members of each committee; and (ii) developing and recommending to the Board the Corporate Governance Guidelines, and reviewing and reassessing the adequacy of such Corporate Governance Guidelines and recommending any proposed changes to the Board. There is no change to the composition of the Nomination and Board Governance Committee.

Resignation of Chief Financial Officer and Appointment of Interim Chief Financial Officer

On February 24, 2022, the Board of ReNew accepted the resignation of Mr. D. Muthukumaran as the Chief Financial Officer of ReNew. Mr. Muthukumaran’s resignation will be effective on or around the end of Fiscal Year ending March 31, 2022. Mr. Muthukumaran is resigning to pursue other interests and his decision to resign was not as a result of any disagreements with ReNew on any matter. The Board thanks Mr. Muthukumaran for his services and wishes him well in his new endeavors.

Mr. Muthukumaran will continue as ReNew’s Chief Financial Officer until the effective date of his resignation. Following Mr. Muthukumaran’s resignation, Mr. Kailash Vaswani will be appointed as an interim Chief Financial Officer of ReNew until the Board appoints a new Chief Financial Officer.

Mr. Vaswani is ReNew’s President — Corporate Finance and has been a member of ReNew’s senior management since inception. Kailash is directly responsible for ReNew’s fundraising and M&A activities as well as treasury management. Prior to joining ReNew, Mr. Vaswani worked with the Corporate Finance and Investments divisions of Saffron Asset Advisors and the Aditya Birla Group. Mr. Vaswani is a Chartered Accountant and holds a Bachelor’s degree in Commerce from Mumbai University, India.

Earnings Release

On February 24, 2022, ReNew issued an earnings release announcing its unaudited financial results for the nine months ended and the three months ended December 31, 2021. A copy of the earnings release, the earnings presentation and the earnings press release each dated February 24, 2022 are attached hereto as exhibit 99.1.

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	ReNew Power Announces Results for the Third Quarter (Q3 FY22) and Nine Months of Fiscal 2022, both ended December 31, 2021

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: February 25, 2022	RENEW ENERGY GLOBAL PLC

	By	/s/ Sumant Sinha
		Name:	Sumant Sinha
		Title:	Director and Chief Executive Officer

Exhibit 99.1

ReNew Power Announces Results for the Third Quarter

(Q3 FY22) and Nine Months of Fiscal 2022, both

ended December 31, 2021

February 24, 2022: ReNew Energy Global plc (“ReNew” or “the Company”) (Nasdaq: RNW), India’s leading renewable energy company, today announced its consolidated results for Q3 FY22 and nine months ended December 31,2021.

Operating Highlights:

•

The commissioned capacity of the Company increased by 1.1 GWs during Q3 FY22 of which 0.8 GWs was added organically. As of December 31, 2021, the Company’s portfolio consisted of 10.3 GWs of which 7.4 GWs are commissioned and 2.9 GWs are committed.

•

Total Income (or total revenue) for nine months of FY22 was INR 51,581 million (US $ 693 million), an increase of 25.6% over nine months of FY21. Total Income for the Q3 FY22 was INR 13,462 million (US$ 181 million), an increase of 24.7% over Q3 FY21.

•

Net loss for nine months of FY22 was INR 12,573 million (US$ 169 million) compared to a net loss of INR 4,093 million (US$ 55 million) in nine months of FY21. The net loss for nine months of FY22 included INR 13,158 million (US$ 177 million) of charges related to listing on Nasdaq Stock Market LLC, issuance of share warrants, listing related share based payments and others.

•

Adjusted EBITDA(2) (Non-IFRS) for nine months of FY22 was INR 42,456 million (US$ 571 million), an increase of 27.5% over nine months of FY21. Adjusted EBITDA for Q3 FY22 was INR 10,554 million (US$ 142 million), an increase of 26.0% over Q3 FY21. Adjusted EBITDA was not adjusted for the net negative impact of weather relative to normal of approximately INR 4,082 million (US $55 million) for nine months of FY22 and approximately INR 1,116 million (US$ 15 million) for Q3 FY22.

•

Non-IFRS Cash Flow to Equity (2) (“CFe”) from Operating Assets for nine months of FY22 was INR 17,904 million (US$ 241 million), an increase of 115.7% over nine months of FY21. Non-IFRS Cash Flow to Equity from Operating Assets for Q3 FY22 was INR 5,085 million (US$ 68 million), an increase of 811.7% over Q3 FY21.

Key Operating Metrics

As of December 31, 2021, our total portfolio consisted of 10,331 MWs, commissioned capacity was 7,440 MW of which 3,749 MWs were wind, 3,592 MWs were solar and 99 MWs were hydro. We commissioned 160 MWs of wind and 1,325 MWs of solar capacity during the nine months of FY22 and 97 MWs of wind and 769 MWs of solar capacity during Q3 FY22. We acquired 260 MW of solar assets during Q3 FY22.

Electricity sold

Total electricity sold for nine months of FY22 was 10,475 million kWh, an increase of 1,933 million kWh, or 22.6%, over nine months of FY21. Total electricity sold for Q3 FY22 was 2,917 million kWh, an increase of 548 million kWh or23.1%, over Q3 FY21.

Electricity sold for nine months of FY22 for wind assets was 6,677 million kWh, an increase of 1,350 million kWh, or 25.3%, over nine months of FY21. Electricity sold for nine months of FY22 for solar assets was 3,617 million kWh, an increase of 402 million kWh or 12.5%, over nine months of FY21. Electricity sold for nine months of FY22 for hydro assets was 181 million kWh. The hydro assets were acquired in the month of August 2021.

Electricity sold for Q3 FY22 for wind assets was 1,373 million kWh, an increase of 33 million kWh or 2.5%, over Q3 FY21. Electricity sold for Q3 FY22 for solar assets was 1,433 million kWh, an increase of 404 million kWh or39.2%, over Q3 FY21. Electricity sold for Q3 FY22 for hydro assets was 111 million kWh. The hydro assets were acquired in the month of August 2021.

Plant Load Factor

Our weighted average Plant Load Factor (“PLF”) for nine months of FY22 for wind assets was 28.0%, compared to 24.5%, for nine months of FY21 due to an improvement in wind resource. The PLF for nine months of FY22 for solar assets was 22.0% compared to 22.3% for nine months of FY21.

Our weighted average PLF for Q3 FY22 for wind assets was16.7%, compared to 18.1% for Q3 FY21. The PLF for Q3 FY22 solar assets was 21.0% compared to 21.3% for Q3 FY21.

Total Income

Total Income for nine months of FY22 was INR 51,581 million (US $ 693 million), an increase of 25.6% over for nine months of FY21. The increase in total income was primarily due to increase in capacity and higher wind PLFs as a result of improved wind resource. Total Income for Q3 FY’22 was INR 13,462 million (US$ 181 million), an increase of 24.7% over Q3 FY’21. The increase in total income was primarily due to increase in capacity. Total income includes Finance Income of INR 1,235 million (US $ 17 million) for nine months of FY22 and INR 428 million (US $ 6 million) for Q3 FY22.

Employee Benefit Expenses

Employee benefits expense for nine months of FY22 was INR 3,423 million (US$ 46 million), an increase of 267.8% over nine months of FY21. Employee benefit expenses for Q3 FY22 was INR 1,141 million (US$ 15 million), an increase of 246.0% over Q3 FY21. The increase is primarily due to INR 2,220 million (US$ 30 million) expense in nine months of FY22 as a result of share based payment expense and other listing expenses.

Other Expenses

Other Expenses, which includes Operating & Maintenance (O&M) as well as General & Administrative (G&A), for nine months of FY22 was INR 6,495 million (US$ 87 million), an increase of 30.4 % over nine months of FY21. The increase was in line with increase in operating capacity and certain investments for future growth. Other expenses for Q3 FY22 was INR 2,178 million (US$ 29 million), an increase of 51.4% over Q3 FY21. Other expenses for Q3 FY21 included a onetime positive adjustment of INR 168 million (US$ 2 million) on account of assets held for sale resulting in lower comparable expense base for the period and therefore higher percentage of variance. The increase without this onetime adjustment is in line with increase in operating capacity and certain investments for future growth.

Net Loss

The net loss for nine months of FY22 was INR 12,573 million (US$ 169 million) compared to a net loss of INR 4,093 million (US$ 55 million) in nine months of FY21. The net loss for nine months of FY22 included INR 13,158 million (US$ 177 million) of charges related to listing on Nasdaq Stock Market LLC, issuance of share warrants, listing related share based payments and others.

Adjusted EBITDA (2)

Adjusted EBITDA (Non-IFRS) for nine months of FY22 was INR 42,456 million (US$ 571 million), an increase of 27.5% over nine months of FY21. Adjusted EBITDA for Q3 FY22 was INR 10,554 million (US$ 142 million), an increase of 26.0% over Q3 FY21. Adjusted EBITDA was affected by the net negative impact of weather relative to normal of approximately INR 4,082 million (US $55 million) for nine months of FY22 and approximately INR 1,116 million (US$ 15 million) for Q3 FY22.

Run Rate Guidance

The Company is reiterating its run rate Adjusted EBITDA, Cash Flow to equity and Net Debt guidance for its current operating portfolio of 7.3 GWs (after the recent rooftop sale) and total portfolio of 10.2 GWs, in line with previous disclosures:

($ in millions)	Run Rate Adjusted EBITDA	Run Rate Cash Flow to equity	Net Debt
7.3 GW Operating Portfolio	$825-$890	$265-$287	~$4,175
10.2 GW Total Portfolio	$1,115-$1,205	$383-$413	$5,650-$5,850

We continue to expect that Adjusted EBITDA, excluding the impact of weather, for fiscal year 2022 will be approximately INR 60,750 million (or US$810 million using a foreign exchange rate of Indian rupees into U.S. dollars of INR 75.00 to US$1.00). The negative weather impact for the first nine months of fiscal year 2022 was approximately $55 million.

Note: Construction (including land acquisition) typically takes approximately six to 18 months for utility-scale wind energy projects, and four to 12 months for utility-scale solar energy projects. PPAs are typically signed three to six months after receipt of the LOA although there have been recent delays in receiving PPAs principally due to COVID-19.

Finance Costs

Finance costs for nine months of FY22 was INR 28,892 million (US$ 388 million), an increase of 2.7% over nine months of FY21. Finance costs for Q3 FY22 was INR 11,584 million (US$ 156 million), an increase of 21.7% over Q3 FY21. The increase in the finance costs is primarily due to higher borrowing in line with increase in capacity and some non-cash mark to market adjustments partially offset by lower average interest costs from refinancing activities.

Cash Flow

Cash flow from operating activities for nine months of FY22 was INR 22,717 million (US$ 305 million), compared to INR 23,109 (US$ 311 million) million for nine months of FY21. The decrease is primarily on account of increase in working capital. Cash flow from operating activities for Q3 FY22 was INR 11,730 million (US$ 158 million), compared to INR 10,399 million (US$ 140 million) for Q3 FY21. The increase is on account of higher capacity and total income.

Cash used in investing activities for nine months of FY22 was INR 104,364 million (US$ 1,403 million), compared to INR 8,128 million (US$ 109 million) for nine months of FY21, primarily due to increased capital expenditure on organic growth and acquisition. Cash used in investing activities for Q3 FY22 was INR 28,306 million (US$ 381 million), compared to INR 5,896 million (US$ 79 million) for Q3 FY21, primarily due to capital expenditure for capacity addition and an acquisition.

Cash flow from financing activities for nine months of FY22 was INR 75,840 million (US$ 1,019 million), compared to cash used in financing activities of INR 15,366 million (US$ 207 million) in nine months of FY21, primarily due to net equity raised and additional net borrowings to finance business growth. Cash flow from financing activities for Q3 FY22 was INR 5,081 million (US$ 68 million), compared to cash flow from financing activities of INR 596 million (US$ 8 million) in Q3 FY21, primarily due additional net borrowings to finance business growth and lower interest paid.

Cap Ex

During nine months of FY22, we commissioned 1,483 MWs of projects for which our capex was INR 65,012 million (US $ 874 million) which has been broadly in line with the initially estimated cost.

Liquidity Position

As of December 31, 2021, we had INR 59,843 million (US$ 804 million) of cash and bank balances. This is aggregate of cash and cash equivalents INR 14,718 million (US$ 198 million) as per cash flow statement and INR 45,125 million (US$ 606 million) as bank balances other than cash and cash equivalents. During the third fiscal quarter of 2022, the cash spent on acquisition was INR 7,581 million (US $ 102 million).

Debt

Gross debt on December 31, 2021 excluding debt with respect to acquisition in Q3 FY22 was INR 400,158 million (US $ 5,379 million) and including acquisition, gross debt was INR 411,008 million (US $ 5,525 million).

Receivables

Total Receivables as on December 31, 2021 was INR 51,713 million (US $ 695 million) of which INR 5,203 million (US $ 70 million) is unbilled and INR 1,447 million (US $ 19 million) is others. Andhra Pradesh DISCOM (Distribution Companies being our customers) had a total outstanding of INR 16,533 million (US $ 222 million) which we expect to recover fully. The day sales outstanding improved by 16 days from September 30, 2021 to December 31, 2021.

Other updates

Chief Financial Officer Transition

On February 24, 2022, the Board of Directors (the “Board”) of ReNew Energy Global plc (“ReNew”) accepted the resignation of Mr. D. Muthukumaran as the Chief Financial Officer of ReNew. Mr. Muthukumaran will continue as ReNew’s Chief Financial Officer until the effective date of his resignation on or around the end of Fiscal Year ending March 31, 2022. Mr. Muthukumaran is resigning to pursue other interests and his decision to resign was not as a result of any disagreements with ReNew on any matter. The Board thanks Mr. Muthukumaran for his services and wishes him well in his new endeavors. Following Mr. Muthukumaran’s resignation, Mr. Kailash Vaswani will be appointed as an interim Chief Financial Officer of ReNew until the Board appoints a new Chief Financial Officer.

Mr. Vaswani is ReNew’s President—Corporate Finance and has been a member of ReNew’s senior management since inception. Kailash is directly responsible for ReNew’s fundraising and M&A activities as well as treasury management. Prior to joining ReNew, Mr. Vaswani worked with the Corporate Finance and Investments divisions of Saffron Asset Advisors and the Aditya Birla Group. Mr. Vaswani is a Chartered Accountant and holds a Bachelor’s degree in Commerce from Mumbai University, India.

Share Buyback Program

On 2 February 2022, the Company’s Board of Directors approved the Company’s proposal to commence a share repurchase program of up to $250 million of its Class A Ordinary shares (the “Share Repurchase Program”) by way of open market purchases. Thereafter, the Company has received an order dated 8 February 2022 by the court for cancellation of the Company’s share premium and the said order has been duly registered on 9 February 2022 with the Companies House in the United Kingdom for creation of distributable profits as required under the UK Companies Act, 2006 for the Company to undertake any share repurchases under the Share Repurchase Program. The Company has received all approvals for a share buy back and is expected to release the terms of the buy back on February 25, 2022. The Share Repurchase Program does not obligate the Company to acquire any particular amount of Class A Ordinary Shares and may be suspended or discontinued at any time.

Receivables Litigation Update

The Company received a favorable order from the Maharashtra Electricity Regulatory Commission in February 2022 where Maharashtra State Electricity Distribution Company Limited (“MSEDCL”) has been asked to submit a payment plan within a month for clearing all outstanding dues payable to the Company. Total receivables on December 31, 2021 from MSEDCL was INR 3,821 million (US$ 51 million).

The Company also received a favorable order from the Karnataka High Court in December 2021 where Hubli Electricity Supply Company Limited (“HESCOM”) and Gulbarga Electricity Supply Company Limited (GESCOM), has been directed to clear all the outstanding dues payable to the Company for the power sold from the Company’s projects in the state of Karnataka, India. Karnataka DISCOMs were also directed to open or renew monthly irrevocable letters of credit under the terms of the PPA between the Company and DISCOM. Additionally, the court issued general directions to all the DISCOMs in the state of Karnataka to honor, discharge and fulfil their duties, obligations and liabilities under their PPAs with power producing companies. Total receivables on December 31, 2021 from all Karnataka DISCOMs, HESCOM and GESCOM were INR 6,685 million (US $ 90 million), INR 3,553 million (US $ 47 million), and INR 2,649 million (US $ 36 million) respectively

Amendments to the Nomination Committee Charter

On February 22, 2022, the Board of ReNew Energy Global plc (“ReNew”) approved the amendments to its Nomination Committee Charter. The Nominations Committee has been renamed as the Nominations and Board Governance Committee and the scope of the charter has been expanded to cover certain Board governance matters such as, (i) annually reviewing the board committee structure and recommending to the Board for its approval, directors to serve as members of each committee; and (ii) developing and recommending to the Board the Corporate Governance Guidelines, and reviewing and reassessing the adequacy of such Corporate Governance Guidelines and recommending any proposed changes to the Board. There is no change to the composition of the Nomination and Board Governance Committee.

Use of Non-IFRS Financial Measures

Adjusted EBITDA

Adjusted EBITDA is a non- IFRS financial measure. We present Adjusted EBITDA as a supplemental measure of its performance. This measurement is not recognized in accordance with IFRS and should not be viewed as an alternative to IFRS measures of performance. The presentation of Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items.

The Company defines Adjusted EBITDA as Total income (or total revenue) less (a) finance income, (b) raw materials and consumables used, (c) employee benefits expense, (d) other expenses, plus (e) share based payment expense and others related to listing. We believe Adjusted EBITDA is useful to investors in assessing our ongoing financial performance and provides improved comparability on a like to like basis between periods through the exclusion of certain items that management believes are not indicative of our operational profitability and that may obscure underlying business results and trends. However, this measure should not be considered in isolation or viewed as a substitute for net income or other measures of performance determined in accordance with IFRS. Moreover, Adjusted EBITDA as used herein is not necessarily comparable to other similarly titled measures of other companies due to potential inconsistencies in the methods of calculation.

Our management believes this measure is useful to compare general operating performance from period to period and to make certain related management decisions. Adjusted EBITDA is also used by securities analysts, lenders and others in their evaluation of different companies because it excludes certain items that can vary widely across different industries or among companies within the same industry. For example, interest expense can be highly dependent on our capital structure, debt levels and credit ratings. Therefore, the impact of interest expense on earnings can vary significantly among companies. In addition, the tax positions of companies can vary because of their differing abilities to take advantage of tax benefits and because of the tax policies of the various jurisdictions in which they operate. As a result, effective tax rates and tax expense can vary considerably among companies.

Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under IFRS. Some of these limitations include:

•	it does not reflect cash expenditures or future requirements for capital expenditures or contractual commitments or foreign exchange gain/loss;

•	it does not reflect changes in, or cash requirements for, working capital;

•	it does not reflect significant interest expense or the cash requirements necessary to service interest or principal payments on outstanding debt;

•	it does not reflect payments made or future requirements for income taxes; and

•

although depreciation, amortization and impairment are non-cash charges, the assets being depreciated and amortized will often have to be replaced or paid in the future and Adjusted EBITDA does not reflect cash requirements for such replacements or payments.

Investors are encouraged to evaluate each adjustment and the reasons we consider it appropriate for supplemental analysis. For more information, please see the Reconciliations of Net loss to Adjusted EBITDA towards the end of this earnings release.

Cash Flow to Equity (CFe)

CFe is a Non-IFRS financial measure. We present CFe as a supplemental measure of our performance. This measurement is not recognized in accordance with IFRS and should not be viewed as an alternative to IFRS measures of performance. The presentation of CFe should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items.

We define CFe as Adjusted EBITDA add non cash expense and finance income, less interest expense paid, tax paid/(refund) and normalized loan repayments. Normalized loan repayments are repayment of scheduled payments as per the loan agreement. Adhoc payments and refinancing are not included in normalized loan repayments. The definition also excludes changes in net working capital and investing activities.

We believe IFRS metrics, such as net income (loss) and cash from operating activities, do not provide the same level of visibility into the performance and prospects of our operating business as a result of the long term capital-intensive nature of our businesses, non-cash depreciation and amortization, cash used for debt servicing as well as investments and costs related to the growth of our business.

Our business owns high-value, long-lived assets capable of generating substantial Cash Flows to Equity over time. We believe that external consumers of our financial statements, including investors and research analysts, use CFe both to assess ReNew Power’s performance and as an indicator of its success in generating an attractive risk-adjusted total return, assess the value of the business and the platform. This has been a widely used metric by analysts to value our business, and hence we believe this will better help potential investors in analysing the cash generation from our operating assets.

We have disclosed CFe for our operational assets on a consolidated basis, which is not our cash from operations on a consolidated basis. We believe CFe supplements IFRS results to provide a more complete understanding of the financial and operating performance of our businesses than would not otherwise be achieved using IFRS results alone. CFe should be used as a supplemental measure and not in lieu of our financial results reported under IFRS.

Webcast and Conference Call Information

A conference call has been scheduled to discuss the earnings results at 8:30 a.m. Eastern Time (7:00 p.m. IST) on February 25, 2022. The conference call can be accessed live via at https://edge.media-server.com/mmc/p/2spfx5if or by phone (toll-free) by dialing US/ Canada: 1 855 881 1339` UK: 0800 051 8245, India: 0008 0010 08443; Singapore: 800 101 2785; and Japan: 005 3116 1281 or +61 7 3145 4010 (toll). An audio replay will be available following the call on the ReNew Investor Relations website at https://investors.renewpower.in/news-events/events.

Notes:

(1)

This press release contains translations of certain Indian rupee amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise stated, the translation of Indian rupees into U.S. dollars has been made at INR 74.39 to US$1.00, which is the noon buying rate in New York City for cable transfer in non-U.S. currencies as certified for customs purposes by the Federal Reserve Bank of New York on December 30, 2021. We make no representation that the Indian rupee or U.S. dollar amounts referred to in this press release could have been converted into U.S. dollars or Indian rupees, as the case may be, at any particular rate or at all.

(2)

This is a non-IFRS measure. For more information, see “About Key Performance Indicators and Non-IFRS Measures” elsewhere in this release. IFRS refers to International Financial Reporting Standards as issued by the International Accounting Standards Board. In addition, reconciliations of non-IFRS measures to IFRS financial measures, and operating results are included at the end of this release.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended and the Private Securities Litigation Reform Act of 1995, including statements regarding our future financial and operating guidance, operational and financial results such as estimates of nominal contracted payments remaining and portfolio run rate, and the assumptions related to the calculation of the foregoing metrics. The risks and uncertainties that could cause our results to differ materially from those expressed or implied by such forward-looking statements include: the availability of additional financing on acceptable terms; changes in the commercial and retail prices of traditional utility generated electricity; changes in tariffs at which long term PPAs are entered into; changes in policies and regulations including net metering and interconnection limits or caps; the availability of rebates, tax credits and other incentives; the availability of solar panels and other raw materials; its limited operating history, particularly as a relatively new public company; its ability to attract and retain its relationships with third parties, including its solar partners; our ability to meet the covenants in its debt facilities; meteorological conditions; issues related to the COVID-19 pandemic; supply disruptions; solar power curtailments by state electricity authorities and such other risks identified in the registration statements and reports that our Company has filed with the U.S. Securities and Exchange Commission, or SEC, from time to time. Portfolio represents the aggregate megawatts capacity of solar power plants pursuant to PPAs, signed or allotted or has received the LOA. There is no assurance that we will be able to sign a PPA even though we have a letter of award. All forward-looking statements in this press release are based on information available to us as of the date hereof, and we assume no obligation to update these forward-looking statements.

About ReNew

Unless the context otherwise requires, all references in this press release to “we,” “us,” or “our” refers to ReNew Power and its subsidiaries.

ReNew is one of the largest renewable energy Independent Power Producers (IPPs) in India and globally. ReNew develops, builds, owns, and operates utility-scale wind and solar energy projects, hydro projects and distributed solar energy projects. As of February 1, 2022, ReNew had a total capacity of 10.2 GW of renewable energy projects across India including commissioned and committed projects.

Contacts:

For investor enquiries, please contact ir@renewpower.in

RENEW ENERGY GLOBAL PLC

INTERIM CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(INR and US$ amounts in millions, except share and par value data)

	As at March 31,	As at December 31,
	2021	2021	2021
	(Audited)	(Unaudited)	(Unaudited)
	(INR)	(INR)	(USD)
Assets
Non-current assets
Property, plant and equipment	342,036	418,012	5,619
Intangible assets	36,410	40,177	540
Right of use assets	4,264	5,678	76
Financial assets		—
Trade receivables	1,178	2,142	29
Loans	140	125	2
Others	2,999	331	4
Deferred tax assets (net)	1,611	849	11
Prepayments	679	694	9
Non-current tax assets (net)	2,702	2,442	33
Other non-current assets	7,715	14,082	189

Total non-current assets	399,734	484,532	6,513
Current assets
Inventories	833	1,401	19
Financial assets
Derivative instruments	2,691	4,369	59
Trade receivables	34,802	49,571	666
Cash and cash equivalents	20,679	14,718	198
Bank balances other than cash and cash equivalents	26,506	44,794	602
Loans	56	1,029	14
Others	3,697	3,769	51
Prepayments	592	1,117	15
Other current assets	2,464	2,306	31

	92,320	123,074	1,654
Assets held for sale	—	7,703	—

Total current assets	92,320	130,777	1,654

Total assets	492,054	615,309	8,271

Equity and liabilities
Equity
Issued capital	3,799	4,808	65
Share premium	67,165	163,158	2,193
Hedge reserve	(5,224)	(3,052)	(41)
Share based payment reserve	1,165	2,674	36
Retained losses	(6,489)	(43,137)	(580)
Other components of equity	1,661	(3,978)	(53)

Equity attributable to equity holders of the parent	62,077	120,473	1,619
Non-controlling interests	2,668	7,326	98

Total equity	64,745	127,799	1,718

Non-current liabilities
Financial liabilities
Interest-bearing loans and borrowings	335,136	338,882	4,555
Lease liabilities	1,782	2,413	32
Derivative instruments	—	8,484	114
Others	132	—	—
Deferred government grant	719	228	3
Employee benefit liabilities	143	179	2
Contract liabilities	1,364	1,318	18
Provisions	13,686	12,304	165
Deferred tax liabilities (net)	10,808	12,652	170
Other non-current liabilities	2,747	2,787	37

Total non-current liabilities	366,517	379,247	5,098

RENEW ENERGY GLOBAL PLC

INTERIM CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(INR and US$ amounts in millions, except share and par value data)

	As at March 31,	As at December 31,
	2021	2021	2021
	(Audited)	(Unaudited)	(Unaudited)
Current liabilities
Financial liabilities
Interest-bearing loans and borrowings	10,643	30,910	416
Lease liabilities	330	414	6
Trade payables	3,245	5,098	69
Liability for put options with non-controlling interests	—	891
Derivative instruments	1,070	7,383	99
Others	42,622	59,801	804
Deferred government grant	39	0	0
Employee benefit liabilities	252	171	2
Contract liabilities	61	60	1
Other current liabilities	2,266	714	10
Current tax liabilities (net)	264	836	11

Total current liabilities	60,792	106,278	1,429
Liabilities directly associated with the assets held for sale	—	1,985	27

Total current liabilities	60,792	108,263	1,455

Total liabilities	427,309	487,510	6,553

Total equity and liabilities	492,054	615,309	8,271

RENEW ENERGY GLOBAL PLC

INTERIM CONDENSED CONSOLIDATED STATEMENT OF PROFIT OR LOSS

(INR and US$ amounts in millions, except share and par value data)

	Three months ended December 31,			Nine months ended December 31,
	2020	2021	2021	2020	2021	2021
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	(INR)	(INR)	(USD)	(INR)	(INR)	(USD)
Income
Revenue from contracts with customers	9,885	11,896	160	37,287	44,403	597
Other operating income	19	653	9	70	2,228	30
Finance income	508	428	6	1,629	1,235	17
Other income	380	485	7	2,067	3,715	50

Total income	10,792	13,462	181	41,053	51,581	693
Expenses
Raw materials and consumables used	138	0	0	201	192	3
Employee benefits expense	330	1,141	15	931	3,423	46
Depreciation and amortisation	3,023	3,582	48	8,952	10,031	135
Other expenses	1,439	2,178	29	4,981	6,495	87
Finance costs	9,515	11,584	156	28,132	28,892	388
Change in fair value of warrants	—	(428)	(6)	—	427	6
Listing and related expenses	—	—	—	—	10,512	141

Total expenses	14,445	18,057	243	43,197	59,972	806

Loss before share of profit of jointly controlled entities and tax	(3,653)	(4,595)	(62)	(2,144)	(8,391)	(113)
Share in loss of jointly controlled entities	(43)	—	—	(45)	—	—

Loss before tax	(3,696)	(4,595)	(62)	(2,189)	(8,391)	(113)

Income tax expense
Current tax	(38)	674	9	548	1,635	22
Deferred tax	(157)	1,115	15	1,356	2,547	34

Loss for the period	(3,501)	(6,384)	(86)	(4,093)	(12,573)	(169)

Earnings / (loss) per share
Basic and Diluted loss attributable to ordinary equity holders of the Parent (in INR)	(8.02)	(15.10)	(0.20)	(9.67)	(32.36)	(0.43)

RENEW ENERGY GLOBAL PLC

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(INR and US$ amounts in millions)

	Three months ended December 31,			Nine months ended December 31,
	2020	2021	2021	2020	2021	2021
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	(INR)	(INR)	(USD)	(INR)	(INR)	(USD)
Cash flows from operating activities
Loss before tax	(3,696)	(4,595)	(62)	(2,189)	(8,391)	(113)
Adjustments to reconcile profit before tax to net cash flows:
Depreciation and amortisation	3,023	3,582	48	8,952	10,031	135
Change in fair value of warrants	—	(428)	(6)		427	6
Provision for operation and maintenance equalisation	(15)	(21)	(0)	69	(29)	(0)
Share based payments	23	835	11	100	1,935	26
Listing and related expenses	—	—	—	—	7,617	102
Interest income	(332)	(502)	(7)	(1,437)	(1,235)	(17)
Finance costs	9,443	11,478	154	27,878	28,541	384
Others	(257)	(182)	(2)	141	91	1
						—
Working capital adjustments:						—
(Increase) / decrease in current trade receivables	(2,209)	3,276	44	(10,284)	(13,785)	(185)
Decrease / (increase) in non-current trade receivables	1,255	(886)	(12)	—	(860)	(12)
Increase in inventories	(120)	(267)	(4)	(427)	(584)	(8)
(Increase) / decrease in other current financial assets	(62)	1,335	18	220	(72)	(1)
(Increase) / decrease in other non-current financial assets	(71)	6	0	(38)	23	0
(Increase) / decrease in other current assets	(104)	(371)	(5)	(721)	53	1
Increase in other non-current assets	(18)	(19)	(0)	(38)	(44)	(1)
Decrease / (increase) in prepayments	2,328	482	6	(99)	(531)	(7)
(Decrease) / increase in other current financial liabilities	(92)	30	0	19	(28)	(0)
Decrease in other current liabilities	(54)	(363)	(5)	(1,377)	(1,503)	(20)
Increase / (Decrease) in other non-current liabilities	97	(1)	(0)	114	13	0
(Decrease) / increase in contract liabilities	(90)	19	0	1,379	57	1
Increase / (Decrease) in trade payables	898	(1,362)	(18)	116	1,722	23
Increase / (Decrease) in employee benefit liabilities	19	(55)	(1)	56	(54)	(1)
Decrease in provisions	(4)	—	—	(4)	—	—

Cash generated from operations	9,962	11,991	161	22,430	23,394	314
Income tax refund / (paid) (net)	437	(261)	(4)	679	(677)	(9)

Net cash generated from operating activities (a)	10,399	11,730	158	23,109	22,717	305
Cash flows from investing activities
Purchase of property, plant and equipment, intangible assets and right of use assets	(7,523)	(23,878)	(321)	(14,921)	(72,030)	(968)
Sale of property, plant and equipment	—	107	1	—	114	2
Redemption / (investments) in deposits having residual maturity more than 3 months (net)	1,026	2,717	37	4,995	(16,424)	(221)
Acquisition of subsidiaries (including subsidiaries that are not business), net of cash acquired	—	(6,389)	(86)	(34)	(15,929)	(214)
Government grant received	26	0	0	26	74	1
Proceeds from interest received	575	87	1	1,806	781	11
Loans given	—	(950)	(13)	—	(950)	(13)

Net cash used in investing activities (b)	(5,896)	(28,306)	(381)	(8,128)	(104,364)	(1,403)
Cash flows from financing activities
Capital transaction involving issue of shares (net of transaction cost)	—	(527)	(7)	—	67,978	914
Distribution / cash paid to RPPL’s equity holders	—	—	—	—	(19,609)	(264)
Acquisition of interest by non-controlling interest in subsidiaries	—	35	0	—	1,071	14
Payment for acquisition of interest from non-controlling interest	(606)	(5)	(0)	(1,493)	(741)	(10)
Payment of lease liabilities (including payment of interest expense)	(51)	(77)	(1)	(182)	(194)	(3)
Payment made for repurchase of vested stock options	—	—	—	(681)	(610)	(8)
Proceeds from long term interest-bearing loans and borrowings	34,757	19,758	266	65,806	118,150	1,588
Repayment of long term interest-bearing loans and borrowings	(27,947)	(11,642)	(157)	(56,259)	(79,921)	(1,074)
Proceeds from short term interest-bearing loans and borrowings	7,737	19,875	267	13,637	68,299	918
Repayment of short term interest-bearing loans and borrowings	(6,248)	(17,977)	(242)	(13,540)	(57,445)	(772)
Interest paid	(7,046)	(4,359)	(59)	(22,654)	(21,138)	(284)

Net cash generated from / (used in) financing activities (c)	596	5,081	68	(15,366)	75,840	1,019
Net increase / (decrease) in cash and cash equivalents (a) + (b) + (c)	5,099	(11,495)	(155)	(385)	(5,807)	(78)
Cash and cash equivalents at the beginning of the period	7,605	26,367	354	13,089	20,679	278

Cash and cash equivalents at the end of the period	12,704	14,872	200	12,704	14,872	200

Components of cash and cash equivalents
Cash and cheque on hand	0	0	0	0	0	0
Balances with banks:
— On current accounts	10,551	13,740	185	10,551	13,740	185
— Deposits with original maturity of less than 3 months	2,153	1,132	15	2,153	1,132	15

Total cash and cash equivalents	12,704	14,872	200	12,704	14,872	200

RENEW ENERGY

Unaudited NON-IFRS metrices

(INR and US$ amounts in millions)

Reconciliation of Total Income to Adjusted EBITDA for the periods indicated:

	Three months ended December 31,			Nine months ended December 31,
	2020	2021	2021	2020	2021	2021
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	INR	INR	USD	INR	INR	USD
Total income	10,792	13,462	181	41,053	51,581	693
Less: Finance income	-508	-428	-6	-1,629	-1,235	-17
Less: Raw materials and consumables used	-138	-0	-0	-201	-192	-2
Less: Employee benefits expense	-330	-1,141	-15	-931	-3,423	-46
Less: Other expenses	-1,439	-2,178	-29	-4,981	-6,495	-87
Add: Share based payment expense and others related to listing	0	840	11	0	2,220	30
Adjusted EBITDA	8,377	10,554	142	33,312	42,456	571

CASH FLOWS TO EQUITY (CFe):

	Three months ended December 31,			Nine months ended December 31,
	2020	2021	2021	2020	2021	2021
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	INR	INR	USD	INR	INR	USD
Adjusted EBITDA	8,377	10,554	142	33,312	42,456	571
Less:- Share based payments expense (cash settled) and others	—	—	—	-681	-940	-13
Add:- Finance income	508	428	6	1,629	1,235	17
Less:- Interest paid in cash	-7,046	-4,359	-59	-22,654	-21,138	-284
Less:- Tax paid / (refund)	437	-261	-4	679	-677	-9
Less:- Normalised loan repayment	-1,695	-1,221	-16	-4,233	-3,392	-46
Add:- Other non cash items	-24	-56	-1	247	359	5
Total CFe	558	5,085	68	8,299	17,904	241